Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Years ended December 31, (Unaudited)
In thousands, except for ratio amounts	2016	2017
Earnings available for fixed charges:
Income before income taxes	$(66.930)	$(68,404)
Add: Fixed charges	29,822	26,171

Total earnings available for fixed charges	$(37,108)	$(42,233)
Fixed charges:
Interest expense	$22,840	$20,769
Amortized costs related to indebtedness	6,743	5,302
Estimate of interest within rental expense	239	100

Total fixed charges	$29,822	$26,171
Ratio of earnings to fixed charges	— (1)	— (2)
Preferred stock dividend requirements	—	6,400

Total fixed charges plus preferred stock dividends	$29,822	$32,571
Ratio of earnings to combined fixed charges and preferred stock dividends	— (3)	— (4)

(1)	Earnings for fiscal year ended December 31, 2016 were insufficient to cover fixed charges by approximately $66.9 million.
(2)	Earnings for fiscal year ended December 31, 2017 were insufficient to cover fixed charges by approximately $68.4 million.
(3)	Earnings for fiscal year ended December 31, 2016 were insufficient to cover fixed charges and preferred stock dividends by approximately $66.9 million.
(4)	Earnings for fiscal year ended December 31, 2017 were insufficient to cover fixed charges and preferred stock dividends by approximately $74.8 million.

For purposes of calculating the ratio of earnings to fixed charges:

•	“earnings” is the aggregate of the following items: (i) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (ii) plus fixed charges; (iii) plus amortization of capitalized interest; (iv) plus distributed income of equity investees; (v) plus the Company’s share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; (vi) less interest capitalized; (vii) less preference security dividend requirements of consolidated subsidiaries; and (viii) less the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges; and

•	“fixed charges” is the sum of the following: (i) interest expensed and capitalized; (ii) amortized premiums, discounts and capitalized expenses related to indebtedness; (iii) an estimate of the interest within rental expense; and (iv) preference security dividend requirements of consolidated subsidiaries.